United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs on the hiring of independent office to assist in the investigation of the causes of the Brumadinho accident

Rio de Janeiro, January 31st, 2019 — Vale SA (“Vale”) informs that it has hired the law firm Skadden, Arps, Slate, Meagher and Flom LLP (“Skadden”) to select and work together with a panel of experts to evaluate the causes of the rupture of Dam I in Brumadinho. The office will provide advice to Vale on various legal issues arising from the breakdown of Dam I, including regarding certain initiatives that the company may take in response to the breach. Skadden will instruct the panel of experts to provide their independent professional opinion and expertise to determine the cause of the incident. Skadden’s communications with Vale, as well as the work of the experts we will rely on to provide legal guidance, will be protected by the attorney-client privilege arising from the attorney-client relationship and the privilege granted to works prepared by lawyers, unless the company waives such privileges (or if the Brazilian authorities seize the company’s records). As the panel of experts executes its activities and reaches a conclusion, Skadden may provide legal advice to the company.

The hiring of Skadden, as well as the creation of the Extraordinary Independent Consulting Committee for Investigation by the Board of Directors (as per the “Vale informs on deliberations by the Board of Directors following the breach of Dam I of the Córrego de Feijão mine” and “Vale announces Chairperson for the Extraordinary Independent Consulting Committee for Investigation” press releases, published on the 27th and 30th of January, respectively) will assist Vale, through independent support, in the investigation of the causes of the breach of Dam I of the Córrego de Feijão mine, in Brumadinho (MG, Brazil).

Vale also informs that it will continue to fully cooperate with the authorities and it will continue to support the investigations in order to determine the facts, in addition to the unconditional support to the impacted families.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 31, 2019		Director of Investor Relations